Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—MAY 2003

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	4.01%
Less: Coupon	1.40%
Servicing Fee	0.16%
Net Credit Losses	0.47%
Excess Spread:
May-03	0.98%
April-03	1.68%
March-03	2.59%
Three month Average Excess Spread	1.75%

Delinquencies:
30 to 59 Days	1.72%
60 to 89 Days	1.11%
90 + Days	2.45%
Total	5.28%

Payment Rate:	9.63%